UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CHINA MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

American Depositary Shares, each representing 10 Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)

169483104
(CUSIP Number)

December 6, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index:  Page 8

SCHEDULE 13G

CUSIP No.: 169483104	Page 2 of 9 Pages

1.	Names of Reporting Persons. KEYWISE CAPITAL MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No.: 169483104	Page 3 of 9 Pages

1.	Names of Reporting Persons. FANG ZHENG
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

China Medical Technologies, Inc. (the “Issuer”), a foreign private issuer as defined in Rule 3b-4 of the Act, according to the Issuer's Form 20-F, filed July 18, 2011

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Keywise Capital Management Limited (“Keywise Cayman”);

ii)	Fang Zheng (“Mr. Zheng”).

This Statement relates to Shares (as defined herein) held for the accounts of KSB Feng Huang Development Master Fund, a Cayman Islands exempted company (“KSB Development Master Fund”); Keywise Greater China Master Fund, a Cayman Islands exempted company (“Keywise Greater China Master Fund”); Keywise Greater China Opportunities Master Fund, a Cayman Islands exempted company (“Keywise Opportunities Master Fund”); Keywise Phoenix Development Master Fund, a Cayman Islands exempted company (“Keywise Phoenix Master Fund”); Trojans Asia Master Fund, a Cayman Islands exempted company (“Trojans Asia Master Fund”); and a certain managed account (“Managed Account”).

Keywise Cayman serves as investment manager to each of KSB Development Master Fund, Keywise Greater China Master Fund, Keywise Opportunities Master Fund and Keywise Phoenix Master Fund.  Keywise Capital Management (HK) Limited serves as the investment manager over the Managed Account, and serves as the investment adviser to Keywise Cayman and to each of KSB Development Master Fund, Keywise Greater China Master Fund, Keywise Opportunities Master Fund and Keywise Phoenix Master Fund.   Mr. Zheng serves as the Director of Keywise Cayman and Keywise Capital Management (HK) Limited, and as portfolio manager of Trojans Capital Management Limited, a Cayman Islands exempted company, which is the investment manager to Trojans Asia Master Fund, and, in such capacities, Mr. Zheng may be deemed to have voting and dispositive power over the Shares held for the account of KSB Development Master Fund, Keywise Greater China Master Fund, Keywise Opportunities Master Fund, Keywise Phoenix Master Fund, Trojans Asia Master Fund and the Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Keywise Cayman is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

The address of the principal business office of Mr. Zheng is Room 4004-6, COSCO Tower, 183 Queen’s Road Central, Hong Kong.

Page 5 of 9 Pages

Item 2(c).	Citizenship:

i)	Keywise Cayman is a Cayman Islands exempted company with limited liability;

ii)	Mr. Zheng is a citizen of the People's Republic of China.

Item 2(d).	Title of Class of Securities:

American Depositary Shares, each representing 10 Ordinary Shares, par value $0.10 per share (the “Shares”)

Item 2(e).	CUSIP Number:

169483104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 7, 2011, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)	Percent of Class:

As of December 7, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 0.0% of Ordinary Shares outstanding. (There were 324,080,001 Ordinary Shares outstanding as of September 30, 2011, according to the Issuer’s Form 6-K, filed November 21, 2011, with 10 Ordinary Shares equal to 1 American Depositary Share. Each of the Reporting Persons may be deemed the beneficial owner of 0 Ordinary Shares upon conversion of its Shares.)

Item 4(c)	Number of Shares of which such person has:

Keywise Cayman and Mr. Zheng:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYWISE CAPITAL MANAGEMENT LIMITED

By:	/s/ Fang Zheng
Name:	Fang Zheng
Title:	Director of Keywise Capital Management Limited

FANG ZHENG

By:	/s/ Fang Zheng

December 8, 2011

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the American Depositary Shares of China Medical Technologies, Inc., dated as of December 8, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

KEYWISE CAPITAL MANAGEMENT LIMITED

By: /s/ Fang Zheng
Name: Fang Zheng
Title: Director of Keywise Capital Management Limited

FANG ZHENG By: /s/ Fang Zheng

December 8, 2011